
umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


03050400

Brussels, March 26, 2003
LegalCorp 08/2003

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on March 18, 2003 entitled : "Umicore to double production capacity at Korean battery materials plant";
- the press release issued on March 25, 2003 entitled : "Umicore to invest in Eurotungstene";
- the notice for the ordinary general meeting to be held on April 9, 2003
- the notice for the extraordinary general meeting to be held on April 9, 2003.

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.



03 MAR 31 AM 7:21

Press release

18 March 2003

Umicore to double production capacity at Korean battery materials plant

In view of rapid growth in global demand for rechargeable batteries, Umicore has decided to increase the production capacity for lithium cobalt dioxide - a key material in the production of lithium ion batteries - at its plant in Chungnam, South Korea (Umicore Korea).

With its successful Cellcore® line of products, Umicore is one of the world's leading producers of lithium cobalt dioxide - an advanced derivative of cobalt oxide used as the cathode material in rechargeable lithium ion (Li-ion) batteries.

Worldwide consumption of lithium cobalt dioxide has been growing fast and it has gained a reputation as the most suitable and efficient material for batteries used primarily in mobile phones and laptop computers. Global sales levels of mobile phones have been encouraging, spurred on both by growth in fledgling markets such as China and continued consumer demand for new technologies. Similarly, the increasing consumer preference for notebook computers over desktop PCs has led to increased demand for Li-ion batteries. These developments have been accompanied by substitution of older generation nickel metal hydride (Ni-MH) batteries by Li-ion - especially in Europe.

Umicore's lithium cobalt dioxide is notably used by major battery producers in South Korea and China where demand has shown significant levels of growth.

The additional capacity is expected to come on stream in the fourth quarter of 2003. Umicore Korea will then have a production capacity in excess of 2,000 tonnes per year with which to serve its customers.

Umicore's Chungnam plant was opened in December 2000 and rapidly established a leadership position in the market for lithium cobalt dioxide. The plant has been operating at full capacity for some time and this investment will not only provide further opportunities in terms of volumes but also more scope for the introduction of new products.

For more information:
n.v. Umicore s.a.:
Investor Relations : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382

umicore

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852

umicore

Press release

25 March 2003

Umicore to invest in Eurotungstene

Umicore has reached an agreement in principle to purchase a 49% interest in Eurotungstene Poudres SA from Swedish-based engineering group Sandvik.

Eurotungstene Poudres SA (ETP) is based in Grenoble, France, and employs some 100 people. The company is active in the production of cobalt and tungsten-based powders for use primarily in the diamond tools industry.

The transaction represents an opportunity for Umicore to make a financial investment in a company which has demonstrated an ability to generate good levels of profit and which is active in market sectors which are well known to Umicore.

The transaction remains subject to certain conditions including clearance from the relevant competition authorities.

For more information:
n.v. Umicore s.a.:
Investor Relations : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais B-1000 Brussels, Belgium
Phone +32 2 227 70 63
Fax +32 2 227 79 03
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication



LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Brussels Trade Register No. 85382

The shareholders are invited to attend the ordinary general meeting, which will be held on Wednesday 9 April 2003, at 3.00 p.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels.

AGENDA

1. Report of the board of directors to the general meeting of shareholders, as required in accordance with the provisions of articles L225-177 to L225-186 of the French Commercial Code (Article 163bis I of the CGI), with respect to the options on Umicore stock granted in 2002 to the staff of Umicore's French subsidiaries, under preferential conditions with regard to tax and social security contributions.

2. Directors' report on the 2002 financial year.

3. Auditor's report on the 2002 financial year.

4. Approval of the annual accounts as at 31 December 2002 and the proposed appropriation of the result.

   Proposed resolutions :
   - Approval of the annual accounts as at 31 December 2002 showing a profit for the financial year in the amount of EUR 20,282,113.84.
   - Approval of the proposed appropriation of the result - including the dividend.

5. Discharge to the directors and auditors.

   Proposed resolutions :
   - Granting of a discharge to the members of the board of directors in respect of their mandates in 2002.
   - Granting of a discharge to the auditor in respect of his auditing assignment in 2002.

6. Membership of the board of directors and approval of remuneration.

   Proposed resolutions :
   - Renewal of mandates.
     - Proposal to renew the director's mandates of Messrs Etienne Davignon, Arnoud de Pret, Jonathan Oppenheimer, Jean-Pierre Standaert and Robert F.W. van Oordt for a period of two years expiring at the close of the 2005 ordinary general meeting.
     - Proposal to renew the director's mandates of Messrs Thomas Leysen, Jean-Luc Dehaene, Karel Vinck and Klaus Wendel for a period of three years expiring at the close of the 2006 ordinary general meeting.
   - Appointment of a new director.
     - Proposal to appoint Mr Etienne Denis a director of the company. His mandate will expire at the close of the 2006 ordinary general meeting.
   - Approval of the board's remuneration proposed for the 2003 financial year, i.e. EUR 300,000.

7. Miscellaneous.

In order to comply with Article 16 of the company's articles of association, holders of bearer shares are requested to lodge their securities by Wednesday 2 April 2003 at the latest at the company's registered office or with one of the following financial institutions :

FORTIS BANQUE/FORTIS BANK
BANQUE BRUXELLES LAMBERT/BANK BRUSSEL LAMBERT
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office or the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Wednesday 2 April 2003 at the latest.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the Umicore reception desk



Limited company with capital of € 500,000,000

Registered office : rue du Marais, 31
1000 Brussels
Brussels Trade Register n° 85382

SPECIAL REPORT FROM THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING OF 9 APRIL 2003

Ladies and Gentlemen,

In 2002, UMICORE granted call options on its stock to members of its staff and to the staff members of some of its foreign subsidiaries.

In order to enable option holders to benefit from preferential tax and social security legislation in France, the Board Of Directors, in accordance with the conditions laid down in French law, advises the Ordinary General Meeting of UMICORE each year of the stock options granted by UMICORE to its French subsidiaries' managerial staff.

Accordingly, we report to you below, in compliance with the conditions laid down in article 225-184 of the French Commercial Code, on the operations effected during the 2002 financial year in favour of the staff of UMICORE FRANCE and UMICORE MARKETING SERVICES FRANCE :

- 28,340 stock options at a unit price of € 46.11 were granted to the managerial staff of UMICORE's French subsidiaries. The option exercise period is scheduled to open on 15 March 2003.
- No stock was subscribed or purchased during the 2002 financial year by the managerial staff of UMICORE's French subsidiaries.
- 2,500 stock options at a unit price of € 46.11 were granted to the executive directors according to the offices and positions they hold in the French subsidiaries, UMICORE FRANCE and UMICORE MARKETING SERVICES FRANCE. The option exercise period is scheduled to open on 15 March 2003.
- No stock was subscribed or purchased during the 2001 financial year by the executive directors according to the offices and positions they hold in UMICORE's French subsidiaries.
- The 10 managers, non executive directors, of UMICORE FRANCE and UMICORE MARKETING SERVICES FRANCE respectively, who individually benefited from the greatest number of call options on UMICORE stock, together received a total of 4,340 call options on UMICORE stock.
- No stock was subscribed or purchased during the 2002 financial year by the managers, non executive directors, of UMICORE FRANCE and UMICORE MARKETING SERVICES FRANCE respectively.

The Board of Directors
13 February 2003



LIMITED LIABILITY COMPANY
Registered office : rue du Marais 31 Broekstraat - 1000 Brussels
Brussels Trade Register n° 85382

In view of the fact that the Extraordinary General Meeting held on 14 March 2003 was unable to validly conduct business and deliberate on the items on the agenda, owing to the absence of a quorum, shareholders are requested to attend the Extraordinary General Meeting which will be held on Wednesday 9 April 2003 following the Ordinary General Meeting convened at 3.00 p.m., at the company's registered office, rue du Marais 31 Broekstraat, 1000 Brussels. This meeting will validly conduct business and deliberate on the items on the agenda irrespective of the number of shares represented.

AGENDA

1. Use of authorized capital in the event of a takeover bid

Proposal to extend for an additional period of three years the authorization which the board of directors was given by the extraordinary general meeting of shareholders held on 10 May 2000 to increase the share capital in the cases, in accordance with the provisions, and within the limits specified in article 607 of the Companies Code.

Proposal to substitute accordingly the following text for the last paragraph of article 6 of the articles of association :

" *The board of directors is expressly authorized to make use of the authorized*
" *capital according to the provisions set out in article 607 of the Companies Code, for a*
" *period of three years commencing at the extraordinary general meeting of*
" *Shareholders held on 9 April 2003."*

2. Declaration of significant shareholdings

Proposal to maintain the statutory threshold of 3 per cent for initial acquisitions of shares and to retain the legal thresholds of 5 per cent and any multiple of five per cent for any additional acquisitions or disposals of shares.

Proposal, accordingly, to replace the second and last paragraphs of article 8 of the articles of association respectively by the following texts :

" *(...)*
" *All such additional acquisitions and disposals of shares, which take place*
" *under the same conditions as those set out in the previous paragraph, must also be*
" *notified to the board of directors of the company and to the Belgian Banking and*
" *Finance Commission whenever, as the result of such an operation, the voting rights*
" *accruing to the shares rise above or fall below the first threshold of three per cent, or*
" *any following threshold of five per cent or any multiple of five per cent, respectively, in*
" *terms of the total number of voting rights existing at the time the operation giving rise*
" *to the declaration was effected.*

" *(...)*
" *Subject to the provisions set out above, this article will be governed by the*
" *terms and conditions of the law of 2 March 1989 concerning the publication of*
" *significant shareholdings in companies listed on the Stock Exchange and regulating*
" *public bids and the respective implementing royal decree of 10 May 1989, together*
" *with articles 514 to 516, 534 and 545 of the Companies Code, the first legal threshold*
" *of five percent being replaced by a threshold of three per cent and the legal*
" *thresholds of five percent and any multiple of five per cent being maintained with*
" *respect to all additional acquisitions or disposals of shares."*

3. Acquisition and disposal of own shares in the event of serious, imminent prejudice

Proposal to extend, for an additional period of three years starting from the date of publication in the Riders to the Belgian Official Gazette, the authorization which the company was given by the extraordinary general meeting of shareholders held on 10 May 2000, the said authorization expiring on 6 June 2003, to acquire in accordance with article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own shares for the purpose of protecting the company against serious, imminent prejudice. Proposal similarly to renew the said authorization granted to the subsidiaries.

Proposal to replace accordingly the first paragraph of article 9 of the articles of association by the following text :

" ***Article 9. - Acquisition and disposal of own shares.***
" - *In the event of serious, imminent prejudice*
" *The company is expressly authorized, for a period of three (3) years starting*
" *from the date of publication in the Belgian Official Gazette of the decision taken by the*
" *extraordinary general meeting held on 9 April 2003, to acquire, in accordance with*
" *article 620, paragraph 1, indents 3 and 4 of the Companies Code, and to dispose, in*
" *accordance with article 622, paragraph 2, indent 2, 2° of the said code, of its own*
" *shares for the purpose of protecting the company from serious, imminent prejudice.*
" *These authorizations apply, according to the same conditions, to the*
" *acquisition and disposal of the company's shares by those of its subsidiaries referred*
" *to in article 627 of the Companies Code."*

4. Directors legal entities

Proposal to replace the second paragraph of article 11 of the articles of association by the following text :

" *In case a legal entity is appointed a director it shall designate among its*
" *shareholders, managers, directors or employees a permanent representative, who*
" *shall be entrusted with the director's mandate in the name and on behalf of the legal*
" *entity, in accordance with article 61, paragraph 2 of the Companies Code.*
" *Any director who is unable to attend may appoint another director to represent*
" *him at a meeting of the board of directors and to vote there on his behalf. Proof of this*
" *mandate shall be established, at the start of the meeting, by producing the original of*
" *the proxy duly signed by the director unable to attend, or a facsimile of the said*
" *original, in which case the original must be supplied without delay. The proxies shall*
" *be attached to the minutes of the meeting. A director may not represent more than*
" *one of his colleagues."*

5. Administration and day-to-day management

Proposal to provide in article 12 of the articles of association that the audit committee will be in charge of a permanent control of the tasks completed by the company's auditor.

Proposal, accordingly, to add the following sentence to the second paragraph of article 12 :

" *In particular, the audit committee set up by the board of directors will be in charge of*
" *a permanent control of the tasks completed by the company's auditor."*

Proposal to delete the fourth paragraph of article 12 of the articles of association.

6. Directiecomité/Comité de Direction

Proposal to insert a new article 13 in the articles of association, reading as follows :

" ***Article 13. - Directiecomité/comité de direction.***
" *The board of directors is authorized to appoint a "directiecomité/comité de*
" *direction" in accordance with article 524bis of the Companies Code. Such*
" *"directiecomité/comité de direction" shall be composed of directors and/or non-*
" *directors.*
" *Without prejudice to the rules provided for by article 12 regarding daily*
" *management, the board of directors is entitled to transfer all or part of its*
" *management powers to such "directiecomité/comité de direction" with the exception*
" *of 1) the general strategy of the company, 2) the powers which are exclusively*
" *conferred to the board of directors by law or by the company's articles of association,*
" *3) the supervision of the "directiecomité/comité de direction" and 4) any decisions or*
" *operations to which article 524ter of the Companies Code is applicable, in which case*
" *the procedure provided for by article 524ter, paragraph 2 shall be followed.*
" *In case a "directiecomité/comité de direction" is appointed, the board of*
" *directors will fix all conditions of the appointment of its members, their dismissal, their*
" *remuneration, if any, and their term of office. The board of directors will also fix the*
" *rules of internal organisation and functioning of the "directiecomité/comité de*
" *direction" and its reporting duties vis-à-vis the board of directors."*

Accordingly, proposal to renumber the articles of association.

7. Representation of the company

Proposal to replace article 14 (old article 13) of the articles of association by the following text :

" ***Article 14. - Representation.***
" *The company shall be validly represented before court and in all legal acts,*
" *including those in which a civil servant or a ministerial officer intervenes :*
" - *either by the board of directors;*
" - *or by two directors acting jointly;*
" - *or, within the limits of day-to-day management, by any person or persons*
" *to whom said management has been delegated, acting individually or jointly;*

" - *or, in case a "directiecomité/comité de direction" is appointed, by one*
" *director and one member of the "directiecomité/comité de direction" signing jointly or,*
" *within the powers granted to such "directiecomité/comité de direction", by two*
" *members of it acting jointly.*
" *In addition, the company shall be validly represented, within the limits of their*
" *mandates, either by special representatives appointed by the board of directors, by*
" *two directors or, within the limits of day-to-day management, by any person to whom*
" *such management powers have been delegated, or, in case a "directiecomité/comité*
" *de direction" is appointed, by any special representative appointed by the*
" *"directiecomité/comité de direction"."*

8. Ordinary general meetings of shareholders

- Proposal to replace the terms "annual" general meeting of shareholders in the articles of association by the terms "ordinary" general meeting of shareholders.

- Proposal to fix the hour of the ordinary general meeting of shareholders at 5.00 p.m. instead of 3.00 p.m. effective as of the ordinary general meeting of shareholders approving the 2003 annual accounts, and, accordingly, change the first paragraph of article 16 (old article 15) by the following text :

  " *A general meeting of shareholders, known as the "ordinary" general*
  " *meeting, will be held each year on the second Wednesday in April at 5.00 p.m.*
  " *at the company's registered office or at any other location in Belgium specified*
  " *in the notice convening the meeting."*

9. Terminology

Proposal to replace any reference in the articles of association to the Co-ordinated Laws on Commercial Companies by a reference to the Companies Code.

10. Acquisition of own shares

Proposal to authorize the company to acquire on the stock market, until the 2004 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10 % of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less ten per cent (10 %) and a maximum price per share of EUR 90.00.

This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any whatsoever way, shares in the company in accordance with the conditions of the authorisation granted to the company.

11. Power of attorney

Proposal to authorise Mister Damien Hisette, notary public, with offices at 1000 Brussels, rue de l'Association 30, with the power of sub-delegation, to co-ordinate the articles of association according to the decisions taken by the extraordinary general meeting of shareholders, to update the company's registration with the Trade Register of Brussels according to the decisions taken by the extraordinary general meeting of shareholders and to make all publications necessary in respect of such decisions.

In order to comply with Article 16 of the articles of association holders of bearer shares are requested to lodge their securities by Wednesday 2 April 2003 at the latest at the company's registered office or with one of the following financial institutions :

FORTIS BANQUE/FORTIS BANK
BANQUE BRUXELLES LAMBERT/BANK BRUSSELS LAMBERT
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
KBC BANK
PETERCAM S.A.

Holders of registered shares must inform the company by the same date of the number of shares on the basis of which they will be attending the meeting.

Proxy forms, approved by the Board of Directors may be obtained from the company's registered office or the above-mentioned financial institutions.

Signed proxy forms must be deposited at the company's registered office or at the above-mentioned financial institutions by Wednesday 2 April 2003 at the latest.

The formalities to be completed to attend the first meeting on 14 March 2003, i.e. lodging bearer shares, proxies, and notifications of attendance, remain valid for the present meeting on condition that the shares remain lodged with the financial institutions, and unless shareholders decide otherwise.

The Board of Directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the Umicore reception desk.